 As filed with the Securities and Exchange Commission on April 18, 2006

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April 2006

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE

April 12, 2006

NOTICE OF ANNUAL GENERAL MEETING

The shareholders of Tele2 AB (publ) are hereby invited to the Annual General Meeting on Wednesday 10 May 2006 at 1.30 p.m. CET at the Skandia cinema, Drottninggatan 82, in Stockholm.

NOTIFICATION

Shareholders who wish to participate at the Annual General Meeting shall:

-	have their names entered in the register of shareholders maintained by VPC AB (the Swedish Central Securities Depository) on Thursday 4 May 2006, and
-

notify the company of their intention to participate by no later than 1.00 p.m. on Thursday 4 May 2006. The notification can be made on the company’s website, www.tele2.com, by telephone +46-433-747 56 or in writing to the company at:

Tele2 AB P.O. Box 2094 SE-103 13 Stockholm, Sweden

When giving notice of participation, the shareholders should state their name, personal identification number (or company registration number), address, telephone number, shareholdings and any advisors attending. If participation is by way of proxy, such document should be submitted in connection with the notice of participation of the meeting. Written notifications made by post should be marked “AGM”.

Shareholders whose shares are registered in the names of nominees must temporarily re-register the shares in their own name in order to be entitled to participate in the Meeting. Shareholders wishing to re-register must inform the nominee well in advance of Thursday 4 May 2006.

PROPOSED AGENDA

1.	Election of Chairman of the Meeting.
2.	Preparation and approval of the voting list.
3.	Approval of the agenda.

4.	Election of one or two persons to check and verify the minutes.
5.	Determination of whether the Meeting has been duly convened.
6.	Presentation of the annual report and auditors’ report and of the consolidated financial statements and the auditors’ report on the consolidated financial statements.
7.	Resolution on the adoption of the income statement and balance sheet and of the consolidated income statement and the consolidated balance sheet.
8.	Resolution on the proposed treatment of the company’s unappropriated earnings or accumulated loss as stated in the adopted balance sheet.
9.	Resolution on the discharge of liability of the directors of the Board and the Chief Executive Officer.
10.	Determination of the number of directors of the Board.
11.	Determination of the remuneration of the Board of Directors and the auditor.
12.	Election of the directors of the Board.
13.	Approval of the procedure of the Nomination Committee.
14.	Resolution on a policy on remuneration and other terms of employment for senior executives.
15.	Resolution on an offer on reclassification of Class A shares into Class B shares.
16.	Resolution to authorise the Board of Directors to resolve on the purchase and transfer of the company’s own shares.
17.	Resolution to authorise the Board of Directors to raise certain loan financing.
18.	Resolution on coverage of tax loss for previous incentive programme.
19.	Closing of the Meeting.

NOMINATION COMMITTEE PROPOSALS (items 1 and 10-13)

The Nomination Committee proposes that the lawyer Martin Börresen is appointed to be the Chairman of the Meeting.

The Nomination Committee proposes that the Board of Directors shall consist of 8 directors without alternate directors. For the period until the close of the next Annual General Meeting, the Nomination Committee proposes the re-election of Vigo Carlund, John Hepburn, Jan Loeber, John Shakeshaft and Cristina Stenbeck as directors of the Board and the election of Mia Brunell, Donna Cordner and Daniel Johannesson as directors of the Board. The Nomination Committee proposes that the Meeting appoint Vigo Carlund to be Chairman of the Board of Directors. Furthermore, it is proposed that the Board of Directors at the Constituent Board Meeting appoint a Remuneration Committee and an Audit Committee.

The Nomination Committee proposes that the Meeting resolves that the remuneration to the Board of Directors (including remuneration for the work in the committees of the

Board of Directors) for the period until the close of the next Annual General Meeting shall be a total of SEK 3,750,000, of which SEK 800,000 shall be allocated to the Chairman of the Board, SEK 400,000 to each of the other directors and a total of SEK 150,000 for work in the committees of the Board of Directors. Furthermore, remuneration to the auditor shall be paid in accordance with an approved bill which specifies time, persons who worked and tasks performed.

The Nomination Committee proposes that the Meeting approves the following procedure for preparation of the election of the Board of Directors. The work of preparing a proposal on the directors of the Board and auditor, in case auditor should be elected, and their remuneration as well as the proposal on the Chairman of the Annual General Meeting of 2007 shall be performed by a Nomination Committee. The Nomination Committee, which will consist of at least three members representing the shareholders of the company, will be formed during September 2006 in consultation with the largest shareholders in the company at that time. The Nomination Committee is elected for a term of office of one year. The majority of the members of the Committee may not be members of the Board of Directors or employed by the company. If a member of the Committee resigns before the work is concluded, a replacement member is to be appointed in the corresponding manner. Cristina Stenbeck will be a member of the Committee and will also act as its convenor. The members of the Committee will appoint the Chairman among themselves at the first meeting. The composition of the Committee will be communicated in the company’s interim report for the third quarter of 2006.

The above proposal is supported by shareholders representing more than 50 percent of the votes in the company including, among others, AMF Pension, Emesco AB, Investment AB Kinnevik, Nordeas fonder, SEB Fonder and SEB Trygg Liv.

A report on the Nomination Committee’s work will be available at the company’s website, www.tele2.com.

DIVIDENDS (item 8)

The Board of Directors proposes a dividend of SEK 1.75 per share. The record date is proposed to be Monday 15 May 2006.

POLICY ON REMUNERATION AND OTHER TERMS OF EMPLOYMENT FOR SENIOR EXECUTIVES (item 14)

The Board of Directors proposes that Tele2 shall keep and continue to apply its current policy on senior executives’ fixed salary, variable remuneration, participation in incentive programmes, pensions and other terms of employment. The policy on remuneration and other terms of employment for the senior executives will be available at the company’s website, www.tele2.com.

OFFER ON RECLASSIFICATION OF CLASS A SHARES INTO CLASS B SHARES (item 15)

The Board of Directors proposes that the Meeting resolves that owners of class A shares shall have the right to reclassification of their class A shares into class B shares, whereby each class A share shall be able to be reclassified as a class B share. A request for reclassification shall be able to be made from the period from and including 30 May 2006 up to and including 13 June 2006 by notification to the company on a special form which is to be sent to owners of Class A shares in good time before 30 May 2006, as well as being made available at the company’s premises and on the company’s website. More detailed terms and conditions for reclassification shall be determined by the Board of Directors.

AUTHORISATION FOR THE BOARD OF DIRECTORS TO PURCHASE AND TRANSFER THE COMPANY’S OWN SHARES (item 16)

The Board of Directors proposes that the Meeting authorises the Board of Directors to pass a resolution on one or more occasions for the period up until the next Annual General Meeting on purchasing so many Class B shares that the company’s holding does not at any time exceed 5 percent of the total number of shares in the company. The purchase of shares shall take place on the Stockholm Stock Exchange and may only occur at a price within the share price interval registered at that time, where share price interval means the difference between the highest buying price and lowest selling price.

Furthermore, it is proposed that that the Meeting authorises the Board of Directors to pass a resolution on one or more occasions for the period up until the next Annual General Meeting on transferring the company’s own Class B shares on the Stockholm Stock Exchange or in connection with an acquisition of companies or businesses. The transfer of shares on the Stockholm Stock Exchange may only occur at a price within the share price interval registered at that time. The authorisation includes the right to resolve on disapplication of the preferential rights of shareholders and that payment shall be able to be made in other forms than cash.

The purpose of the authorisation is so that the Board of Directors obtains increased freedom to act and obtains the ability to continuously adapt the company’s capital structure and thereby contribute to increased shareholder value as well as have the ability to finance future acquisitions.

RESOLUTION TO AUTHORISE THE BOARD OF DIRECTORS TO RAISE CERTAIN LOAN FINANCING (item 17)

According to the provisions of the new Companies Act, which entered into force on 1 January 2006, a resolution to take up participating debentures, i.e. loan financing, where the interest rate is dependent upon the company’s profits or financial position, must be taken at the General Meeting. According to the previous Companies Act, a resolution from the General Meeting was only required when the interest of the loan was dependent on the dividends to the shareholders or the company’s profit. This means that such loan financing must be resolved on by the General Meeting or by the Board of Directors with the support of an authorisation from the General Meeting. The Board of Directors proposes that the Meeting resolves to authorise the Board of Directors to resolve on one or several occasions during the period up until the next Annual General Meeting to raise certain loan financing on market terms that are subject to the provisions in Chapter 11 Section 11 of the Swedish Companies Act (2005:551),

where the interest rate is dependent upon the company’s profits or financial position. The authorisation may only be used if the Board of Directors assesses that this type of interest rate provision is the most marketable and favourable for the company in each individual case. The background to the authorisation is that the company is to have the ability at all times to raise loan financing on attractive terms for the company and thereby contribute to increased value for the shareholders.

RESOLUTION ON COVERAGE OF TAX LOSS FOR PREVIOUS INCENTIVE PROGRAMME (item 18)

It has turned out that NetCom Systems AB’s (now Tele2) incentive programme, which was implemented in 1997, may, in addition to the loss of the invested capital, encompass unforeseeable and significant tax implications for the former employees and participants of the programme. Against this background and in order to retain the present employees’ confidence in the company and facilitate recruitment in the future, the Board of Directors proposes that the Meeting resolves that the former employees and participants of the incentive programme should, if the above mentioned tax consequences arise, be compensated from the company for the actual tax loss which they then incur as a consequence of the unreasonable outcome of the incentive programme. When deciding upon the amount to cover the loss, any positive outcome of the incentive programme before tax should be deducted. The maximum cost for Tele2 may amount to SEK 60 million, if the judgment of the Administrative Court of Appeal is adverse to the parties concerned. Tele2 conducts the proceedings on behalf of the parties concerned. The company’s major shareholders, Investment AB Kinnevik and Emesco AB, support the proposal of the Board of Directors but they will not cast their votes under this item.

OTHER INFORMATION

The proposals under items 15 and 16 are conditional upon the Meeting passing a resolution in accordance with both proposals and for their validity requires approval of shareholders representing at least two-thirds of the shares and number of votes represented at the Meeting. From Wednesday 26 April 2006 at the latest, the complete text of the proposals of the Board of Directors will be made available at the company’s website at www.tele2.com and at the company’s premises at Skeppsbron 18 in Stockholm. Shareholders who wish to receive those documents may notify the company, whereupon the documents will be sent by post or by e-mail.

Stockholm April, 2006

THE BOARD OF DIRECTORS

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: April 18, 2006